9060669 Canada Inc. and New Red Canada Limited Partnership

c/o Burger King Worldwide, Inc.

5505 Blue Lagoon Drive

Miami, FL 33126

November 3, 2014

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Loan Lauren P. Nguyen
Nolan McWilliams

	Re:	9060669 Canada Inc.
New Red Canada Limited Partnership Registration Statement on Form S-4 Filed September 16, 2014 File No. 333-198769 File No. 333-198769-01

Dear Ms. Nguyen and Mr. McWilliams:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, 9060669 Canada Inc. and New Red Canada Limited Partnership (collectively, the “Registrants”) hereby request acceleration of the effective date of its Registration Statement on Form S-4 (SEC File No. 333-198769 and 333-198769-01), as amended (the “Registration Statement”), to 10:00 a.m., Eastern Time, on Wednesday, November 5, 2014, or as soon thereafter as possible. The Registrants hereby acknowledge their responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

In addition, the Registrants acknowledge that:

•	should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David B. Feirstein of Kirkland & Ellis LLP, outside counsel to the Registrants, at (212) 446-4861, with any questions you may have regarding this request. In addition, please notify Mr. Feirstein as soon as the Registration Statement has been declared effective.

Sincerely,

9060669 CANADA INC.
NEW RED CANADA LIMITED PARTNERSHIP

By:	/s/ Joshua Kobza
Joshua Kobza
Vice President

cc:	Stephen Fraidin, Kirkland & Ellis LLP
William B. Sorabella, Kirkland & Ellis LLP
David B. Feirstein, Kirkland & Ellis LLP